Group Communic[redacted]
Franciska Janzon
Tel. +358-20 427
Fax +358-20 427
Email: franciska.ja

06014105

26 May, 2006

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 26 May, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

KONECRANES INC. SUBSIDIARY INCREASES SHAREHOLDING IN U.S. BASED MMH HOLDINGS, INC.

HMM Acquisition Corp., a wholly owned Konecranes Inc. subsidiary, has increased its shareholding from 59.2% to 74.5% in MMH Holdings, Inc., the owner of U.S. based Morris Materials Handling, Inc. The consideration for the additional 15.3% stake amounts to approx. USD 9.9 M.

The purchase price per share was the same as in the acquisition of the 59.2% stake announced on 19 May 2006, where Konecranes Inc. announced its intention to explore possibilities to acquire additional shares in MMH Holdings, Inc.

Morris Material Handling, Inc. has over 120 years of history in North America and is a recognised player in the maintenance service and overhead crane industry. Morris Material Handling, Inc. has its headquarters in Oak Creek, Wisconsin. Annual sales for the company in fiscal year 2005 were approximately USD 170 M. First half of fiscal year 2006 sales were USD 102 M, with an operating profit of USD 5.5 M (5.4% of sales). The company has approximately 980 employees. This information is based on Morris Materials Handling financial update published on May 10, 2006.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has over 6,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr. Teuvo Rintamäki, CFO, tel. + 358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media